2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Announces 2006 Financial and Operational Results & New Exploration Discoveries at Princess

Calgary, Alberta, March 26, 2007 (GNY-TSX) - Gentry Resources Ltd. (“Gentry” or the “Company”) is pleased to announce its financial and operating results for the fourth quarter and year ended December 31, 2006.

FINANCIAL HIGHLIGHTS

•

Gentry’s gross revenue for 2006 was $69.8 million an increase of 8% from the previous year’s number.

•

Funds flow was $30.4 million, or $0.79 on a per share basis.

•

Net earnings were $2.8 million, or $0.07 on a per share basis.

•

Gross capital expenditures totaled $43.3 million with 40% dedicated to facility construction and enhancement & equipping.

•

Year-end bank debt was $40.8 million.

•

Gentry holds 10.7 million common shares of Stratic Energy Corporation, an international exploration and production company, with a December 31, 2006 market value of approximately $13.9 million.

OPERATIONAL HIGHLIGHTS

•

Average production increased by 27% year over year to 4,175 boe/d from 3,280 boe/d in 2005. Gentry’s fourth quarter production averaged 4,335 boe/d compared to 3,936 boe/d in the third quarter, an increase of 10%.

•

Proved reserves at December 31, 2006 increased by 13% to 6.7 mmboe up from
6.0 mmboe recorded December 31, 2005.  Proved reserves represent 66% of the Company’s total reserves.

•

Proved finding and development costs were $18.38 per boe.

•

Production replacement on a proved basis before dispositions was 162% of 2006 production.

•

Proved plus probable reserves, prior to dispositions of 0.4 mmboe, were essentially flat year over year.  Year end proved plus probable reserves were 10.1 mmboe.

•

Gentry’s 2006 year-end reserves were evaluated for the first time by Sproule Associates Limited.

•

Proved plus probable finding and development costs over the past three years averaged $21.05 per boe.  Proved and probable finding and development costs for 2006 were $31.05 per boe.

•

Year-end net asset value per share discounted at 5% was $5.82, or $5.03 discounted at 10%.

•

Gentry’s net undeveloped Western Canada land holdings increased by 14% to 179,415 net acres from 157,504 net acres in 2005.

•

Gentry drilled a total of 51 wells (48.0 net) in 2006, yielding a 90% success rate (91% net) resulting in 22 gas wells (20.5 net), 19 oil wells (18.2 net) and five abandoned wells (4.5 net). Five wells (4.8 net) remain suspended awaiting further completion.

•

Gentry achieved a 100% (100% net) success rate in its fourth quarter drilling program.  Of the seven wells drilled (6.5 net), three (3.0 net) were cased for gas, three (2.5 net) were cased for oil and one (1.0 net) is cased, and awaiting completion.

•

As at December 31, 2006, the Company has a drilling inventory on its Princess lands of over 150 locations for medium gravity oil and natural gas.

•

Gentry controls 486 square miles (1,200 km2) of 3D seismic data over its core Princess property.

•

Gentry controls 457 sections (403 net) in its Princess core area.

	Three months ended Dec 31		Year ended Dec 31
	2006	2005	2006	2005
Financial
Revenue	$17,924,387	$22,164,572	$69,832,337	$64,665,175
Funds flow	4,874,754	12,651,850	30,444,948	35,032,254
Per share - basic	0.13	0.33	0.79	0.90
Net income (loss)	(931,045)	2,737,123	2,757,210	10,202,438
Per share - basic	(0.02)	0.07	0.07	0.26
Net capital expenditures	3,603,423	19,742,561	36,248,701	53,854,150
Net debt	47,311,997	39,174,429	47,311,997	39,174,429
Weighted average of shares outstanding	38,718,143	38,860,267	38,652,164	38,755,860
Production
Oil & liquids (bbls/d)	1,447	1,486	1,398	1,330
Gas (mcf/d)	17,331	14,189	16,658	11,699
Barrels of oil equivalent (boe/d)	4,335	3,851	4,175	3,280
Average Prices
Oil & Liquids (bbls/d)	$50.59	$52.27	$57.86	$52.71
Gas (mcf/d)	7.02	11.50	6.63	9.15
Barrel of Oil Equivalent (boe/d)	44.94	62.56	45.83	54.01
Reserves
Oil & Liquids (mbbls)			4,184	4,321
Gas (mmcf)			35,542	38,064
Barrel of oil equivalent (mboe)			10,109	10,665

Note: Natural gas is converted to boe on the basis of 6 mcf = 1 boe. All reserves (and calculations thereon) are based on a proved plus probable basis unless otherwise stated.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Production

Total production for the year averaged 4,175 boe/d up 27% from 3,280 boe/d in 2005. Gentry’s fourth quarter 2006 production averaged 4,335 boe/d up 10% from the previous quarter. Gentry reached a record average monthly production rate of 4,740 boe/d in the month of October and surpassed 5,000 boe/d with some flush production volumes on new wells.

Extremely cold early winter weather in late November disrupted our operations in general and Princess in particular. Gentry’s Nisku production began to be negatively impacted with line freezes late in the fourth quarter which were difficult to resolve due to our commitment to low impact operations with the surface land owner of the two Nisku wells. These production issues carried into the first quarter and to some degree have now been resolved. Gentry has placed a very high priority on the drilling of two additional Nisku wells (one well testing a new Nisku feature) and the construction of additional production facilities outside the influence of the Nisku surface landowner.

In the first quarter Gentry had one significant gas well in Princess experience higher than average declines and one significant gas well in Red Willow shut in due to third party issues stemming from our non-operated, 25% owned, sour gas plant. At the time of writing we believe the facility issue at Red Willow has been resolved to our satisfaction.

One significant oil well on the eastern edge of the Princess block, on the periphery of our established Pekisko fairway, has experienced higher than normal declines. This is an edge well that experienced high flush production and is now producing at reduced rates.

Due to these operational issues, first quarter 2007 production is being impacted as follows:

Well	Net Effect (boe/d)	Operational Comments
Nisku, sour gas well	-150	Operational issues, surface land, weather
Princess Pekisko sour gas well	-300	Re-drill of well
Red Willow, sweet gas well	-125	Gas plant capacity issue’s well will produce at lower rates
Pekisko oil well	-125	Edge Well, Flush production
Fourth Quarter 2006 asset sale	-100	Sale of production
Net effect	-800

Although the production for these four wells has declined, the ultimate recovery of the reserves has not been materially affected. We are continuing to improve our production methods to extract the highest recovery from the very large oil and gas in place in this Pekisko play.

In addition to the above, Gentry’s Pekisko production was also curtailed by insufficient water disposal capacity.  Three water disposal applications have been before the Energy & Utilities Board for a number of months and we expect approval shortly.

Current production is approximately 3,700 boe/d and we anticipate production at the end of March will be approximately 3,850 boe/d.

The Company expects to drill up to nine wells (9.0 net) offsetting the 6-31-17-11W4M discovery well that Gentry drilled and reported in the fourth quarter of 2006. A net pay interval of 12 meters was completed in the Pekisko Formation within a gross pay column of 40 meters.  The well flowed a total of 49 m3 of oil in eight hours (925 bbls oil/d) at a flowing pressure of 1360 kPa (200psig). The well has been producing at its allowable rate of 125 boe/d since mid December.

Other development projects will commence following spring breakup which will expand recent discoveries in the exploration block (8-12-17-12W4M, 2-4-15-11W4M). In addition, continued infill drilling between Gentry’s Pekisko oil pools at Tilley and West Tide Lake and follow-up locations are planned developing land around two of the best Pekisko gas wells the Company has drilled in the Princess area.

The last three months drilling in the Princess area has resulted in the following discoveries and subsequent behind pipe capability:

Well ID	GPP Initial/Allowable Production Rate (boe/d)	Working Interest (%)	Test Rates of Wells (gas conversion @ 6mcf:1bbls)
10-12-19-12W4	200	100	Gas well, tested at 7 mmcf/d (1,100 boe/d)
10-7-19-12W4	150	100	Gas well, tested at 3 mmcf/d (500boe/d)
16-35-18-11W4*	100	100	Oil well, tested at 500 boe/d
8-12-17-12W4*	125	100	Oil well, tested at 600 boe/d
2-4-15-11W4*	125	100	Oil well, tested at 200 boe/d
Total Production Adds	700

*Denotes wells that will lead to multi-well development projects.

All of these recently drilled wells will be on stream by the end of the second quarter.

As at December 31, 2006 the Company has assembled a drilling inventory of 150 locations (100% WI) on its operated lands in its main core property of Princess. The sheer size of the Company land block (403 net sections) in conjunction with the Company’s 3D seismic covering 486 sections provides a drilling inventory of approximately five years.

Fiscal Results

Production revenue for 2006 was $69.8 million, compared with $64.6 million a year earlier.  The gains in total production volume and in crude oil and liquids prices were, to a large degree, offset by the drop in natural gas prices.

Funds flow from operations was $30.4 million, down from $35.0 million a year earlier, due in large part to an increase in royalties as well as a general increase in operating costs due to the tight oilfield services market and inflationary pressures related to the overheated Alberta economy.

Net income in 2006 was $2.8 million, down from $10.2 million a year earlier.   The reduced funds flow, coupled with an additional $5.9 million in depletion, depreciation and accretion charges and $1.2 million in stock-based compensation were more than enough to offset the $4.3 million reduction in future income taxes.

For the fourth quarter of 2006, production revenue was $17.9 million, funds flow from operations was $4.9 million and the net loss was $0.9 million.  Lower commodity prices affected production revenue, and this, coupled with increased royalty bookings and higher production expenses affected funds flow from operations.  The net loss arose as a result of the above in spite of savings in future income taxes and depletion charges.

Operations

We are cognizant that exploration must go hand-in hand with facilities – and both must be managed while controlling our costs.  Our approach on the Exploration lands is to select targets that not only complete our commitments, but that are lower risk prospects to allow for the sizing of production facilities, or easy tie-in to existing Gentry-owned or third party infrastructure.

Our per unit operating costs in 2006 were $10.44/boe, up from $9.93/boe in 2005 due in part to rising field costs associated with the high level of industry activity.  Over the past two years, construction of Gentry-owned facilities combined with production growth has helped control our cost structure and we will continue to capitalize on economies of scale.

Gentry drilled a total of 51 wells (48.0 net) in 2006, yielding a 90% success rate (91% net) resulting in 22 gas wells (20.5 net), 19 oil wells (18.2 net) and five abandoned wells (4.5 net), five wells

(4.8 net) remain suspended awaiting further completion.

Gentry achieved a 100% success rate in its fourth quarter drilling program.  Of the seven wells

(6.5 net) drilled, three (3.0 net) were cased for gas, three (2.5 net) were cased for oil and one

(1.0 net) is standing cased.

Excluding acquisitions and divestitures, capital expenditures decreased 7% to $42.8 million from $46.2 million in 2005.

On a net basis, capital expenditures were $36.2 million in 2006 versus $53.9 million in 2005. In the fourth quarter of 2006, the Company disposed of 98 boe/d of non-operated production for gross proceeds of $7.2 million.  This was in contrast to the 2005 figures when the Company acquired

195 boe/d of production for gross proceeds of $8.1 million.

Outlook

The Company is well positioned for another active and successful year. Every Pekisko well we drill adds to our understanding of the Pekisko depositional system and refines the drilling fairways we have targeted. Gentry is in the enviable position of having numerous opportunities from low risk infill locations to drilling higher risk features.

Gentry has five significant development projects in the Princess area, four of which are a direct result of exploration drilling on the farm-in lands south of Gentry’s established Pekisko fairway and the remainder infilling between Gentry’s existing developments in Tilley and West Tide Lake.

We are committing to accelerate our 60-well drilling program by contracting two rigs as soon as we are able to move equipment on the secondary roads. We currently have 16 drilling locations surveyed and another 24 drilling locations that are in the process of being surveyed. We anticipate significant reserve additions throughout the year with our aggressive drilling program in 2007.

Summary

It was a volatile year for our industry. At the beginning of 2006, gas prices began to trend down reaching a low in the third quarter. This reduced funds flow for producers and, in some cases, resulting in capital spending cutbacks. A more critical event occurred on October 31st when the federal government announced its intent to impose tax on income trusts. Both these developments have shifted a number of elements in the oil and gas sector.

A fall in equity markets for the oil and gas sector has reduced the ability of some companies to access capital, while gas price weakness has reduced funds flow across the sector. As with any shift in the industry, new windows of opportunity open up, We expect to see increasing rationalization and asset sales, and lower acquisition prices which had been very high for several years. At Gentry, we are closely watching the evolution in acquisition markets, and opportunities for further expansion.

We are excited about Gentry’s prospects over the next few years. We have a large inventory of prospects, and a dominant land position where we are recognized as drilling experts. Our competitive advantage also rests on the strength of our balance sheet which will enable Gentry to pursue new opportunities.

As at the end of February George Magarian, VP Exploration, is no longer with the Company.  His contributions were valued and we wish him the very best in his future endeavors. We are pleased to announce that Bruce Penny joined Gentry as a Senior Geologist in February. In 2007, we are as committed as ever to delivering sustainable growth in our oil and natural gas reserves.

Respectfully submitted,

Hugh Ross

President and Chief Executive Officer

The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of the Company.

Reported production represents Gentry’s ownership share before the deduction of royalties.  Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas has been converted at a ratio of six thousand cubic feet to one boe.  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as funds flow from operations and operating netbacks.  These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (GAAP), and accordingly are referred to as non-GAAP measures.  Gentry calculates funds flow from operations as cash provided by operating activities prior to changes in working capital, and operating netbacks as production revenue less royalties and production expenses.  These terms are used by the Company to assess operating results between years and between peer companies.  Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies.  These terms should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain figures in the comparative financial statements and MD&A have been reclassified to conform with the current year’s presentation.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.  For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity prices, reserve estimates, reservoir performance, environmental concerns, industry competition, and the ability to access sufficient capital from internal and external sources.

Additional information relating to the Company, including the Company’s Annual Information Form, can be found at www.sedar.com.

This MD&A has been prepared as of March 20, 2007.

Selected Annual Information

($thousands, except per share amounts)
	2006	2005	2004
Production revenue	69,832	64,665	31,717
Funds flow from operations	30,445	35,032	13,274
per share - basic	0.79	0.90	0.42
per share - diluted	0.77	0.86	0.40
Net income	2,757	10,202	3,402
per share - basic	0.07	0.26	0.11
per share - diluted	0.07	0.25	0.10
Total assets	141,826	132,067	95,514
Long-term financial liabilities	17,498	15,370	9,772

Production and Pricing

The majority of Gentry’s operations in 2006 were focused in Alberta.  Activities were primarily directed in the Greater Princess area (Princess) of southern Alberta where the Company was able to pursue both medium gravity crude as well as natural gas production.  Sedalia, another core area in southeastern Alberta, provided additional growth in gas production.

As a result of the growth in Alberta, the Company’s production in Saskatchewan, which contributed 12% of volumes in 2005, accounted for only 9% in 2006.  Generally speaking, the Company’s non-operated, long-life unitized interests in Saskatchewan are steady producers which have the focused attention of the operators managing their performance.

As the Company moves through 2007, gains in gas production are slated to come from Princess and Sedalia, while the driving force behind increased oil production will be Princess.

Oil & liquids	Revenue ($ thousands)	Volume (bbls/d)	Price ($/bbl)
2006	29,532	1,398	57.86
2005	25,589	1,330	52.71
2004	13,525	862	42.88

Natural Gas	Revenue ($ thousands)	Volume (mcf/d)	Price ($/mcf)
2006	40,301	16,658	6.63
2005	39,076	11,699	9.15
2004	18,192	7,555	6.58

Boe	Revenue ($ thousands)	Volume (boe/d)	Price ($/boe)
2006	69,832	4,175	45.83
2005	64,665	3,280	54.01
2004	31,717	2,121	40.86

Gross production revenue increased 8% in 2006 to $69.83 million from $64.67 million a year ago.  The change in revenue was attributable to an additional $17.87 million from increased sales volumes, partially offset by a loss of $12.71 million from reduced commodity prices.

Gentry’s natural gas sales rose 42% to 16,658 mcf/d from 11,699 mcf/d in 2005.  This increase contributed $16.56 million to the change in revenue, while the 5% increase in crude oil and liquid sales to 1,398 bbls/d increased revenue by $1.31 million.

The change in gas pricing to $6.63/mcf from $9.15/mcf had the opposite effect on revenue, reducing it by $15.34 million.  This was only partially offset by the additional $2.63 million realized from the increase in oil and liquids pricing to $57.86/bbl from $52.71/bbl a year ago.

Gentry has not entered into any forward contracts for the sale of commodities since 2001 and none are in place for 2007.

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), increased to $17.13 million from $11.87 million in 2005.  Royalties were 24.5% of production on an oil, gas and boe basis in 2006. In 2005, royalties were 18.4% on a boe basis.  Increased royalties and mineral taxes on certain lands in Princess are the primary reasons for the overall increase in royalties.  While royalty rates fluctuate depending on lease terms, royalty holidays, capital cost allowances, and custom processing deductions, Gentry anticipates the royalty rates to decrease marginally in 2007.

($thousands)	2006	2005	2004
Crown royalties	7,221	6,295	3,690
Freehold royalties	7,095	4,015	2,129
Overriding royalties	3,187	2,061	886
Gross royalties	17,503	12,371	6,705
ARTC	(370)	(500)	(440)
Net royalties	17,133	11,871	6,265
As a % of revenue	24.5%	18.4%	19.8%

Production Expenses

Production expenses increased to $15.91 million from $11.89 million in 2005.  On a barrel of equivalent basis, costs increased 5% to $10.44/boe from $9.93/boe in 2005.  The high level of industry activity and tight oilfield services markets resulted in a general increase in field operating costs.  Also contributing to the rise in expenses were increased gas gathering and processing fees at third party facilities, and a significant workover program at the Company’s non-operated Provost property.  These factors offset the savings realized from the electrification of certain facilities at Princess and the ownership of fluid handling batteries, also in the Princess area.

General and Administrative Expenses

Gentry’s general and administrative expenses remained relatively flat at $3.81 million in 2006, when compared to the $3.76 million in 2005.  Staffing and compensation costs made up almost half of the 2006 expenses versus 43% in 2005.  As expected, on a barrel of oil equivalent basis, general and administrative expenses decreased, falling 20% to $2.50/boe from $3.14/boe in 2005.  Looking forward to 2007, moderate increases to gross administrative costs are expected, however, as production increases, it is anticipated that per unit costs will decline.

($thousands)	2006	2005	2004
Gross Expenses	5,767	5,616	4,715
Recoveries	(490)	(372)	(376)
Capitalized	(1,469)	(1,489)	(1,165)
Net Expenses	3,808	3,755	3,174
Net Expenses ($/boe)	2.50	3.14	4.09

Stock Based Compensation

In 2006, Gentry’s stock based compensation expense was $1.84 million versus $644 thousand a year ago.  In the most recent year, $1.73 million related to the value of vested stock options while the remaining $108 thousand was the value of Gentry’s portion of the shares issued under the Company’s Employee Share Ownership Plan (ESOP).  This compares to the prior year figures of $557 thousand from stock options and $87 thousand from the ESOP.  A greater number of higher valued options vesting in 2006 resulted in the higher charge.

Interest Expense

Gentry’s interest expense increased to $2.09 million in 2006 from $1.43 million in 2005.  The primary reason for the higher cost was the increase in interest rates to an average of 5.8% in 2006 from 4.4% in 2005.  In addition, whereas Gentry began and ended 2005 with $17.22 million and $34.15 million in bank debt respectively, it ended 2006 with $40.75 million in bank debt as the Company had a higher utilization factor on its line of credit to fund its capital expenditure programs.

Depletion, Depreciation and Accretion

These charges for 2006 were $25.48 million compared with $19.55 million in the previous year.  This trend is expected to continue as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $16.72/boe versus $16.33/boe in 2005.

Included in the above amounts is accretion expense, which is the amortization of the Company’s asset retirement obligations.  For 2006, this expense amounted to $204 thousand, or $0.13/boe, compared to $147 thousand, or $0.12/boe, a year ago.

The Company’s depletion rate increased to 18.52% in 2006 from 16.59% in 2005 and is based on the ratio of annual production to proved reserves estimates.  While production increased 27%, reserves used for the depletion calculation increased 14%, which accounted for the higher rate.

Income Taxes

Gentry was liable for $319 thousand in current taxes in 2006, which was a 40% decrease from the $535 thousand recorded in 2005.  The biggest reason for the decrease was the elimination of the Large Corporations Tax in 2006.  On a unit of production basis, current taxes were $0.21/boe versus $0.45/boe a year ago.

Future taxes decreased substantially to $496 thousand in 2006 from $4.80 million in 2005.  On a unit of production basis, they equated to $0.33/boe in 2006 versus $4.00/boe in 2005. Future taxes were lower than anticipated due to a decline in the statutory tax rates and the greater increase in depletion charges as compared with the utilization of tax pools.

At the end of 2006, Gentry had approximately $82.14 million of accumulated tax pools available for deduction against income in future years.

($thousands)	Available balance	Maximum Annual deduction (%)
Canadian oil and gas property expense	$25,701	10
Canadian development expense	16,576	30
Canadian exploration expense	6,908	100
Foreign exploration and development expense	193	10
Undepreciated capital cost	31,956	20-100
Cumulative eligible capital	55	7
Financing costs	752	20
Total	$82,141

Funds Flow and Net Income

In 2006, funds flow from operations was $30.44 million versus $35.03 million in 2005.  The increase in gross production revenue was more than offset by the increased royalties and production expenses, resulting in the lower figure.

Net income fell to $2.76 million from $10.20 million in 2005.  In assessing the change, reduced funds flow of $4.59 million, coupled with an additional $5.93 million in depletion, depreciation, and accretion charges and $1.19 million in stock-based compensation expenses, were more than enough to offset the $4.30 million reduction in future taxes.

On a per share basis, funds flow was $0.79 per share ($0.77 diluted) in 2006 compared to $0.90 ($0.86 diluted) in 2005.  Net income was $0.07 per share ($0.07 diluted) versus $0.26 per share ($0.25 diluted) a year ago.

Operating Netbacks

($/boe)	2006	2005	2004
Selling price	45.83	54.01	40.86
Royalties (net of ARTC)	(11.24)	(9.91)	(8.07)
Production expenses	(10.44)	(9.93)	(9.37)
Operating netbacks	24.15	34.17	23.42

Capital Expenditures

Excluding acquisitions and divestitures, capital expenditures decreased 7% to $42.85 million from $46.25 million in 2005.  In 2006, the Company drilled or participated in 51 wells (48.0 net) with a success rate of 90% (91% net), compared to 88 gross wells (57.9 net) and a success rate of 94% (92% net) in 2005.  The Company expended additional funds on facilities, equipping and tie-ins, primarily at Princess, which, going forward, should mean greater production and operational efficiencies.

On a net basis, capital expenditures were $36.25 million in 2006 versus $53.85 million a year ago.  In the fourth quarter of 2006, the Company disposed of approximately 98 boe/d of non-operated production for gross proceeds of $7.21 million.  This was in contrast to the 2005 net acquisition figures when the Company acquired approximately 195 boe/d of production for gross proceeds of $8.08 million.

($thousands)	2006	2005	2004
Drilling and completions	18,131	26,050	11,773
Facilities and equipping	17,414	13,171	6,403
Land and seismic	5,767	5,509	7,360
Capitalized expenses	1,469	1,489	1,165
Other	65	28	129
Gross expenditures	42,846	46,247	26,830
Acquisitions, net	(6,597)	7,607	16,571
Net expenditures	36,249	53,854	43,401

Net Asset Value

At December 31, 2006, the Company’s net asset value, based on a 10% discount factor, equated to $5.03 per share compared with $6.20 per share in 2005.  While the value of undeveloped land and seismic increased by 62%, it could not compensate for the reduction in value of the year end reserves.  The following is a summary of the Net Asset Value calculation, discounted at 10%:

($thousands, except per share amounts)	2006	2005	2004
Reserves	170,463	235,376	129,322
Undeveloped land and seismic[1]	58,286	35,945	37,101
Investments[2]	13,896	8,488	8,698
Net debt	(47,312)	(39,174)	(19,729)
Net Asset Value	195,333	240,635	155,392

Common shares outstanding	38,811	38,831	38,471

Net asset value per common share	5.03	6.20	4.04

(1)

internal estimate

(2)

market value as at December 31

Liquidity and Capital Resources

As was the case in 2005, Gentry did not access the equity markets in 2006 as its capital programs were financed from funds flow and its credit facility.

Gentry began the year with 38,830,799 common shares issued and outstanding.  During 2006, the Company issued 551,102 shares on the exercise of incentive stock options ($1.55 per share); 41,529 shares pursuant to the Company’s employee share purchase plan ($5.21 per share); and 612,300 shares were repurchased and cancelled pursuant to the Company’s Normal Course Issuer Bid

($5.22 per share).  As a result of these changes, Gentry ended the year with 38,811,130 common shares issued and outstanding.  As of the date of this MD&A, 38,849,110 common shares were outstanding and a further 3,129,167 shares were reserved for issuance pursuant to the exercise of outstanding incentive stock options (at an average price of $3.30 per share).

Gentry’s year-end net debt was $47.31 million compared with $39.17 million at the end of 2005.  Gentry’s credit limit stands at $50 million and is reviewed semi-annually.  The limit is currently being reviewed based upon the Company’s December 31, 2006 Reserves Report.

Gentry owns 10.68 million common shares of Stratic Energy Corporation, a junior international exploration company.  Gentry monitors its investments on a regular basis and as at December 31, 2006, the market value of its Stratic holdings was $13.89 million.

Contractual Obligations

In the normal course of business, Gentry has entered into the following contractual obligations and commitments:

($thousands)	2007	2008	2009	2010	2011	Total
Office lease	174	159	-	-	-	333
Firm service transportation	40	12	69	69	12	202
	214	171	69	69	12	535

Fourth Quarter Results

Gentry’s financial and operating highlights from the fourth quarter of 2006, as compared with the fourth quarter of 2005, are summarized below:

Three months ended December 31	2006	2005	% change
Financial ($thousands)
Production revenue	17,924	22,165	(19)
Royalties, net of ARTC	5,380	3,948	36
Production expenses	5,552	3,474	60
General & administrative	1,413	1,537	(8)
Interest	607	379	60
Current taxes	63	102	(38)
Asset retirement expenditures	34	74	(54)
Funds flow from operations	4,875	12,652	(61)
Depletion, depreciation and accretion	6,659	8,716	(24)
Future taxes (recovery)	(1,487)	1,170	(227)
Stock-based compensation	668	103	550
Net income (loss)	(931)	2,737	(134)
Capital expenditures, net	3,603	19,743	(82)
Production
Oil & Liquids (bbls/d)	1,447	1,486	(3)
Gas (mcf/d)	17,331	14,189	22
Barrels of oil equivalent	4,335	3,851	13
Pricing
Oil & Liquids ($/bbl)	50.59	52.27	(3)
Natural gas ($/mcf)	7.02	11.50	(39)
Barrel of oil equivalent ($/boe)	44.94	62.56	(28)%

In spite of the increased production volumes in the fourth quarter of 2006, production revenue was down due to the lower commodity pricing environment.  Royalties increased as a result of higher rates and the recording of adjustments to prior quarter’s calculation and accruals.  A portion of the rise in production expenses was attributable to the increased production, but increased costs associated with third party facilities was also a contributing factor as was a general increase due to the tight oilfield services market.  Based largely on the above reasons, funds flow from operations was down 61% over the comparative fourth quarter.

Depletion, depreciation and accretion decreased 24% in the fourth quarter of 2006.  The relatively larger additions to proved reserves in the fourth quarter helped reduce the depletion rate, resulting in the lower figure.  Stock-based compensation increased as the result of certain stock options becoming vested in the most recent quarter, while future income taxes fell significantly due to the reduced profitability of the Company as measured against the comparative quarter.

Deducting the depletion and stock-based compensation expenses from funds flow, and adding back the asset retirement expenditures and future income tax recovery, gives a net loss of $931 thousand in the fourth quarter of 2006.  The largest contributing factor to this loss is the reduced funds flow from operations.

Net capital expenditures decreased significantly to $3.60 million from $19.74 million a year ago, as the Company disposed of 98 boe/d for gross proceeds of $7.21 million.  Gentry also scaled back its capital programs in the most recent quarter as drilling and completions were $4.58 million versus $11.92 million the comparative quarter.  The Company participated in the drilling of seven wells (6.5 net) in the fourth quarter of 2006 versus 29 wells (19.6 net) in the fourth quarter of 2005.  Expenditures on facilities and equipping remained relatively flat at $5.34 million, with the bulk of that dedicated to pipelines, tie-ins and facilities at Princess.

Selected Quarterly Information

	2006				2005
Three months ended	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Production
bbls/d	1,447	1,538	1,289	1,317	1,486	1,291	1,295	1,246
mcf/d	17,331	14,388	18,139	16,792	14,189	11,177	10,512	10,889
boe/d	4,335	3,936	4,312	4,116	3,851	3,154	3,047	3,061
Financial
Production revenue	17,924	16,147	18,105	17,656	22,165	17,685	12,832	11,984
Funds flow from operations	4,875	7,085	9,481	9,004	12,652	10,071	6,563	5,746
per share - basic	0.13	0.18	0.25	0.23	0.33	0.26	0.17	0.15
per share - diluted	0.12	0.18	0.23	0.22	0.31	0.25	0.16	0.14
Net income (loss)	(931)	104	1,639	1,945	2,737	4,336	1,843	1,286
per share - basic	(0.02)	-	0.04	0.05	0.07	0.11	0.05	0.03
per share - diluted	(0.02)	-	0.04	0.05	0.07	0.11	0.05	0.03

Production increases are typically stronger in the first and fourth quarters as wells drilled in previous quarters are tied in or begin to produce to single well batteries.  The second quarter is typically characterized by wet weather and break-up conditions, making access to certain locations difficult.  This can restrict exploration programs, field operations, and basic product transportation.  Volumes in the third quarter of 2006 were directly impacted by downtime at three third party operating facilities which curtailed production at both Princess and Sedalia.

Generally speaking, production revenue and funds flow are largely a function of production volumes and commodity prices.  In 2005, Gentry’s average sales price rose from $43.50/boe in the first quarter to $62.56/boe in the fourth quarter, with the biggest jump coming in the third quarter.  In 2006, although both crude oil and gas prices were quite volatile, most of the change in production revenue was volume based, as Gentry’s average sales price of $45.83/boe did not vary by more than $2/boe in any one quarter.  Funds flow from operations was lower than expected in the fourth quarter of 2006 due to increased production expenses and additional royalties recorded in the period.

In the fourth quarter of 2005, net income dropped relative to prior quarters due to increased depletion charges and higher future income taxes.  The depletion charges increased as a result of a larger capital asset base and a higher depletion rate, while future income taxes went up as the Company utilized a greater proportion of its tax pools to reduce its taxable income and current taxes.  In the fourth quarter of 2006, the net loss was largely attributable to the reduced funds flow from operations.

2007 Outlook

Gentry’s Board of Directors has approved a revised 2007 capital budget of $45 million, approximately 60% of which is slated for drilling and completions.  The remaining 40% will be spent on land, seismic, and facilities, including new construction and enhancements to existing infrastructure.  This budget will be funded from funds flow and the existing line of credit.

Critical Accounting Estimates

Gentry is required to make certain assumptions and estimates in the application of GAAP that may have a significant impact on the financial results of the Company.  The following is a discussion of the estimates that are critical to Gentry’s consolidated financial statements.

Oil and Natural Gas Reserves and Full Cost Accounting

Gentry follows the full cost method of accounting for its oil and gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants (CICA).  Accordingly, all costs associated with the acquisition, exploration and development of oil and natural gas reserves are capitalized and then depleted using the unit-of-production method based on estimated proved reserves.  A ceiling test ensures the carrying value of a long-life asset can be recovered from its undiscounted future cash flows.

Reserve estimates can have a significant impact on net income and the carrying value of property and equipment as they are the key component in the calculation of depletion, depreciation and accretion as well as the ceiling test.  Revisions to reserve estimates could result in a higher or lower depletion, depreciation and accretion expense being charged to net income while downward revisions to reserve estimates could result in a write down of property and equipment based on the ceiling test.

100% of Gentry’s reserves are evaluated by the independent engineering firm of Sproule Associates Limited.  This evaluation requires significant estimates to be made on various engineering data as well as future production rates, capital expenditures and commodity prices, all of which are subject to a number of uncertainties and various interpretations.  The Company expects that over time its estimates of reserves will be revised, either upwards or downwards, based on future drilling, testing, production rates and commodity forecasts.

Asset Retirement Obligations

Gentry estimates the fair value of each asset retirement obligation.  The obligation is based on current regulations, costs, technologies, and industry standards and is calculated using estimates for the timing of abandonment, inflation, and a credit-adjusted risk-free interest rate.  The discounted obligation is initially capitalized as part of the carrying amount of the property and equipment and a corresponding liability is recognized.  The increase in property and equipment is depleted and depreciated on the same basis as the remainder of the property and equipment.  The liability is accreted against income, until it is settled or the property is sold, and is included as a component of depletion, depreciation and accretion expense.

Retirement obligations can have a material impact on the consolidated balance sheets and consolidated statements of income of the Company.  Revisions to any or all of the aforementioned factors and estimates used in calculating the obligation may result in changes to the carrying value of property and equipment and the related liability, as well as the depletion, depreciation and accretion expense charged to net income.  The Company expects that over time its estimate of its asset retirement obligations will be revised, either upwards or downwards, based on future regulations, costs, technologies, industry standards, timing of abandonment, and interest and inflation rates.

Stock-based Compensation

Gentry follows the fair value method of accounting for its stock-based compensation arrangements relating to stock options grants.  The Company recognizes a compensation expense based on the fair value of the options on the date of grant using the Black-Scholes option-pricing method and amortizes the expense over the vesting period of the options.  The Black-Scholes method requires estimates for the volatility of the Company’s stock, a risk-free interest rate, an expected dividend rate, and the expected life of the options.  Changes in these estimates will change the fair value of the option and affect the compensation expense recorded in the consolidated financial statements.

Other Accounting Estimates

Gentry follows the accrual method of accounting which requires the Company to incorporate certain estimates in its financial and operating results.  This includes estimates of revenues, royalties, production expenses, administrative costs and capital items for specific reporting periods for which actual results have not yet been received.  Gentry ensures that the personnel with the most knowledge of the relevant activities are responsible for the estimates, which are then reviewed for reasonableness.  Past estimates are also compared to actual results in order to make more informed decisions when accruing future amounts.

New Accounting Standards

During the past and upcoming years, a number of changes to financial reporting requirements have been introduced. The following outlines the most notable changes and those which have, or may have, the greatest impact on Gentry.

Non-Monetary Transactions

The CICA introduced handbook section 3831 – “Non-Monetary Transactions” which became effective for interim and fiscal periods beginning on or after January 1, 2006.  The standard requires that all non-monetary transactions be measured at fair values, rather than book values, if the transaction has commercial substance.  A transaction will have commercial substance if it causes an identifiable and measurable change in the economic circumstance of the entity.  For example, if a

Company swaps a producing asset for undeveloped land, there would be an identifiable and measurable change in economic circumstances and the transaction would be measured at fair value.  The impact of this standard cannot be measured until such time as Gentry completes a non-monetary transaction.

Financial Instruments – Recognition and Measurement

The CICA introduced handbook section 3855 – “Financial Instruments – Recognition and Measurement” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted).  The standard will require Gentry to classify its financial instruments as: held for trading, held to maturity, loans and receivables, or available for sale.  Gentry’s investments will be classified as available for sale and measured at fair value with gains and losses recognized in Comprehensive Income (see new standard below) until the asset is derecognized or becomes impaired.  The Company will adopt this standard for its first quarterly reporting period beginning January 1, 2007.

Comprehensive Income

The CICA introduced handbook section 1530 – “Comprehensive Income” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted).  The standard will require Gentry to recognize gains and losses arising from the fluctuation of the share price of its investments and include these gains and losses as a separate component in the Income Statement with the accumulated gains and losses shown as a separate component of Shareholders Equity. At December 31, 2006, Gentry followed the cost method of accounting for its investments whereby no gains or losses on investments were recognized unless there had been a permanent decline in value.  The impact of this new standard to the Company will be dependent on the changes in market value of Gentry’s investments.  The Company will adopt this standard for its first quarterly reporting period beginning January 1, 2007.

Hedging

The CICA issued handbook section 3865 - “Hedges” which becomes effective for interim and annual periods beginning on or after October 1, 2006 (with early adoption permitted).  The new standard is optional, but must be applied if an entity chooses to use hedge accounting.  Hedges must be designated as either fair value hedges, cash flow hedges, or hedges of a net investment in a self-sustaining foreign operation.  For a fair value hedge, the gain or loss is recognized in net income in the period of change and the carrying amount of the hedged item is adjusted for the hedged risk.  For other hedges, the effective portion of the hedging item’s gain or loss is initially reported in Other Comprehensive Income and subsequently reclassified to net income when the hedged item affects net income.  As Gentry had no hedges in place in 2006 and none are in place for 2007, these policy changes currently have no effect on the Company.  Gentry has not yet determined if it will follow this optional standard.

Business Risks and Uncertainties

Gentry, like all companies in the oil and gas industry, operates in an environment subject to inherent risks. Gentry groups these risks into three main areas – operational, financial, and regulatory.

Operational Risks

Gentry’s operational activities are focused on the Western Canadian Sedimentary Basin, a competitive environment with a number of companies exploring for hydrocarbons.  The high level of activity has put pressure on the availability and pricing of supplies and materials as well as staff and field services.  Other operational risks include weather delays, mechanical or technical difficulties, and exploration risks associated with finding economically viable hydrocarbon reserves.  Gentry attempts to manage these risks by maintaining an inventory of certain critical equipment; conducting advance planning to manage its drilling programs in an efficient and cost effective manner; hiring experienced technical staff and personnel to conduct its exploration programs; and maintaining a broad base of interests in different areas of the Basin.

Gentry’s field operations are also subject to health, safety and environmental risks.  Gentry maintains a Health, Safety and Environmental Policy and an Emergency Response Plan which are updated bi-annually or as needed to comply with current legislation.  Both are designed to protect the health and safety of all concerned persons in addition to respecting any environmental regulations.  Gentry also maintains insurance covering property, drilling, pollution, and commercial general liability.

Financial Risks

Financial risks faced by the Company include fluctuations in commodity prices, US/Canadian foreign exchange rates, interest rates, the ability to access capital and/or debt markets, and credit risks associated with its joint venture partners and purchasers.  While Gentry does not hedge its production, foreign exchange rates or interest rates, it does attempt to mitigate overall financial risks by maintaining a debt to forward year’s cash flow ratio of no more than 1:1, having a flexible capital program, and managing its reliance on joint venture partners.

Regulatory Risks

Gentry is subject to various policies and legislation governing the oil and gas industry.  Although these policies are out of Gentry’s direct control, Gentry is a member of the Canadian Association of Petroleum Producers, which, amongst other things, is the voice of the upstream oil and gas industry in Canada. Gentry operates in a manner that is in compliance with applicable regulations and industry standards and must react to comply with changes as they occur.

Disclosure Controls and Procedures

Gentry has designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure. Based on their evaluation, the Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have concluded that Gentry’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them and that these controls and procedures were operating effectively as of December 31, 2006.  It should be noted that while the evaluation provides a reasonable level of assurance that the disclosure controls and procedures are effective, it does not guarantee that they will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Over Financial Reporting

In accordance with Multilateral Instrument 52-109, Gentry has, under the supervision of its CEO and CFO, designed a process of internal control over financial reporting. The process was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP).

Based on the CEO and the CFO’s review of the design of internal controls over financial reporting, a limitation in the control system has been identified. As a small organization, and similar to other small organizations, Gentry’s staff and management is composed of a small number of key individuals such that it is not economically feasible to achieve a complete segregation of duties. As a result of this weakness, there is only reasonable, not absolute, assurance that a material misstatement would not be prevented or detected.  Management and Audit Committee reviews are utilized to mitigate the risk of material misstatement in the financial reporting process.  Additional accounting staff will be added as the Company grows and this is expected to remediate this issue.

It should be noted that while the design of internal control over financial reporting provides a reasonable level of assurance that a material misstatement would be prevented, it does not guarantee that it will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

GENTRY RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

As at December 31, 2006 and 2005

ASSETS
	2006	2005
CURRENT
Cash and cash equivalents	$ 18,406	$ 13,090
Accounts receivable	11,992,126	14,819,088
Prepaid expenses	580,361	625,961
	12,590,893	15,458,139

INVESTMENTS (NOTE 2[c])	1,809,583	1,707,458

PROPERTY AND EQUIPMENT (NOTE 3)	127,425,551	114,901,195

	$ 141,826,027	$ 132,066,792

LIABILITIES & SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 18,858,031	$ 20,179,163
Income taxes payable	294,859	303,405
Bank debt (Note 4)	40,750,000	34,150,000
	59,902,890	54,632,568

ASSET RETIREMENT OBLIGATIONS (NOTE 5)	5,104,300	3,473,144

FUTURE INCOME TAXES (NOTE 6[a])	12,393,282	11,897,016

	77,400,472	70,002,728

SHARE CAPITAL (NOTE 7)	43,515,360	42,906,253
CONTRIBUTED SURPLUS (NOTE 7[d])	2,335,783	823,918
RETAINED EARNINGS	18,574,412	18,333,893
	64,425,555	62,064,064

	$ 141,826,027	$ 132,066,792

Commitments (NOTE 10)

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

For the years ended December 31, 2006 and 2005

	2006	2005
REVENUE
Production	$ 69,832,337	$ 64,665,175
Less: royalties, net of Alberta Royalty Tax Credit	(17,132,839)	(11,870,924)
	52,699,498	52,794,251
EXPENSES
Depletion, depreciation & accretion	25,481,638	19,550,137
Production	15,908,052	11,886,328
General & administrative	3,808,274	3,755,310
Interest on bank debt	2,093,392	1,425,161
Stock-based compensation (NOTE 7[b] AND 7[d])	1,835,971	643,882
	49,127,327	37,260,818

INCOME BEFORE INCOME TAXES	3,572,171	15,533,433

INCOME TAXES (NOTE 6[b])
Current	318,695	534,757
Future	496,266	4,796,238
	814,961	5,330,995

NET INCOME	2,757,210	10,202,438
Retained earnings, beginning of year	18,333,893	9,048,384
Less: excess of cost of shares acquired over stated value (NOTE 7[c])	(2,516,691)	(916,929)
Retained earnings, end of year	$ 18,574,412	$ 18,333,893

NET INCOME PER SHARE
Basic (Note 8)	$0.07	$0.26
Diluted (Note 8)	$0.07	$0.25

Please refer to accompanying notes.

 GENTRY RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006 and 2005

	2006	2005
OPERATING ACTIVITIES
Net income	$ 2,757,210	$ 10,202,438
Adjustments for:
Depletion, depreciation & accretion	25,481,638	19,550,137
Stock-based compensation	1,835,971	643,882
Future income taxes	496,266	4,796,238
Asset retirement expenditures	(126,137)	(160,441)
	30,444,948	35,032,254
Changes in non-cash working capital items	4,557,570	145,741
	35,002,518	35,177,995
INVESTING ACTIVITIES
Capital expenditures	(43,283,284)	(53,854,150)
Dispositions of property and equipment	7,034,583	-
Acquisition of investments	(102,125)	-
Changes in non-cash working capital items	(3,119,841)	2,426,446
	(39,470,667)	(51,427,704)
FINANCING ACTIVITIES
Proceeds from (repayments on) bank debt, net	6,600,000	16,930,000
Redemption of share capital	(3,195,388)	(1,163,098)
Proceeds on issuance of share capital, net	963,697	539,071
Changes in non-cash working capital items	105,156	(111,461)
	4,473,465	16,194,512

INCREASE (DECREASE) IN CASH	5,316	(55,197)

CASH AND CASH EQUIVALENTS, beginning of year	13,090	68,287

CASH AND CASH EQUIVALENTS, end of year	$ 18,406	$ 13,090

SUPPLEMENTAL CASH FLOWS DISCLOSURE:
Interest paid	$ 2,093,392	$ 1,425,161
Income taxes paid	$ 327,241	$ 278,092

Please refer to the accompanying notes.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

1.

Company activities

The Company's activities are the exploration for and development of petroleum and natural gas properties in Canada.

2.

Summary of significant accounting policies

These financial statements have been prepared using accounting principles generally accepted in Canada which include:

a)

Principles of consolidation

On April 1, 2005, the Company amalgamated with its wholly owned subsidiaries, Gentry Resources (Saskatchewan) Ltd. and Gentry Income Funds Inc.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Gentry Resources (West Africa) Inc., which is inactive and has no production operations.

b)

Cash and cash equivalents

Cash and cash equivalents consist of amounts on deposit with banks and broker accounts.

c)

Investments

 The Company records its investment in Stratic Energy Corporation (“Stratic”), a corporation which was formerly related by virtue of common directors and officers, and its other investment using the cost method of accounting whereby the investments are initially recorded at cost.  Earnings are recognized only to the extent received or receivable.

Where there has been a permanent or other than temporary decline in value, the investments are stated at estimated net realizable value.

d)

Petroleum and natural gas exploration and development expenditures

The Company follows the Canadian full cost method of accounting whereby all costs related to the exploration for and the development of petroleum and natural gas reserves are initially capitalized and accumulated in cost centres by country.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities and lease and well equipment.  Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would significantly alter the related cost centre’s rate of depletion and depreciation.  A significant disposition is defined as causing a change of 20% or more in the annual depletion rate.

Costs capitalized are depleted and depreciated using the unit-of-production method by cost centre based upon gross proved petroleum and natural gas reserves as determined by independent engineers.  For purposes of the calculation, petroleum and natural gas reserves are converted to a common unit of measure on the basis of their relative energy content, whereby one barrel of oil is equivalent to six thousand cubic feet of natural gas.

The costs of significant unproved properties are excluded from the depletion and depreciation base until it is determined whether proved reserves are attributable to the properties, or impairment has occurred.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

The Company tests impairment against undiscounted future net revenues from proved reserves using expected future product prices and costs. Impairment is recognized when the carrying amount is greater than the undiscounted future net revenues, at which time assets are written down to the fair value of proved and probable reserves plus the cost of unproved properties, net of impairment allowances. Fair value is determined using expected future product prices and costs, and amounts are discounted using a risk-free interest rate.

e)

Depreciation

Other assets are depreciated using the declining balance method at annual rates of 20% to 100%.

f)

Income taxes

Income taxes are accounted for using the liability method of income tax allocation.  Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at the carrying values.  Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized.  Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the year of realization.

g)

Asset retirement obligations

The estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired.  Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset at the Company’s credit-adjusted risk-free interest rate.  The obligation is reviewed regularly by Company management based upon current regulations, costs, technologies and industry standards.  The discounted obligation is initially capitalized as part of the carrying amount of the related oil and natural gas properties and a corresponding liability is recognized.  The increase in oil and natural gas properties is depleted and depreciated on the same basis as the remainder of the oil and natural gas properties.  The liability is accreted against income until it is settled or the property is sold and is included as a component of depletion, depreciation and accretion expense.  Actual restoration expenditures are charged to the accumulated obligation as incurred.

h)

Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program.  Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers.  Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations.  This reduction to share capital and increase in future tax liability is recognized when the expenditures are renounced.

i)

Stock-based compensation

The Company has a stock option plan as described in Note 7(a).

Stock-based compensation expense is recorded for all options granted on or after January 1, 2003, with a corresponding increase recorded to contributed surplus.   The compensation expense is recognized over the vesting period.  The fair value of options granted are estimated at the date of grant using the Black-Scholes valuation model. Upon the exercise of stock options, consideration paid by employees or directors together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

j)

Net income per share

Diluted net income per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of in-the-money stock options plus the unamortized portion of stock-based compensation are used by the Company to repurchase Company shares at the weighted average market price during the year.

k)

Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

l)

Foreign currency translation

The Company follows the temporal method when translating foreign currency transactions and the financial statements of its integrated subsidiary.

Under this method, foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items.  Revenues and expenses, except depletion, depreciation and accretion, are translated at average exchange rates for the year.  Depletion, depreciation and accretion are translated at the same rate as the related assets.  Exchange gains or losses on translation of current and non-current monetary items are included in the determination of net income.

m)

Joint venture accounting

Substantially all of the Company's exploration and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

n)

Measurement uncertainty

The amounts recorded for depletion, depreciation and accretion, asset retirement obligations and the ceiling test are based on estimated proved reserves, production rates, future petroleum and natural gas prices and future costs.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates in future periods could be significant.

The amounts used to estimate fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of the options, expected dividends to be paid by the Company and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

3.

Property and equipment

	2006	2005
Petroleum and natural gas properties including exploration and development thereon	$149,592,699	$128,195,327
Production equipment and facilities	54,190,215	37,851,471
Other	973,488	907,947
	204,756,402	166,954,745
Accumulated depletion and depreciation	77,330,851	52,053,550
	$127,425,551	$114,901,195

During the year, the Company capitalized $1,468,683 (2005 - $1,489,120) in general and administrative expenses.  No interest has been capitalized.

Costs of unproved petroleum and natural gas properties amounting to $22,054,459 (2005 - $20,584,330) have been excluded from the depletion calculation.

The Company prepared a ceiling test calculation at December 31, 2006 to assess the recoverability of its petroleum and natural gas properties.  The ceiling test was based upon a valuation of the petroleum and natural gas properties prepared by an independent engineering firm based upon future oil and gas benchmark prices and adjusted for commodity price differentials specific to the Company.  The following table summarizes the benchmark references prices used in the ceiling test calculation:

	WTI Oil ($US/bbl)	Edmonton Light Sweet 40° API ($Cdn/bbl)	AECO Natural Gas Spot Price ($Cdn/mmbtu)
2007	65.73	74.10	7.72
2008	38.82	77.62	8.59
2009	62.42	70.25	7.74
2010	58.37	65.56	7.55
2011	55.20	61.90	7.72
2012	56.31	63.15	7.85
2013	57.43	34.42	7.99
2014	58.58	65.72	8.12
2015	59.75	67.04	8.26
2016	60.95	68.39	8.40
2017	62.17	69.76	8.54

Prices increase at a rate of 2.00% thereafter.

4.

Bank debt

The Company has an uncommitted demand revolving credit facility to a maximum of $50,000,000.  The facility is available to the Company by way of prime rate based loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate. The facility is secured by a general assignment of book debts, a $100,000,000 demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  Under the terms of the agreement, the Company is required to meet certain financial and other reporting requirements and may not breach certain financial tests without prior consent of the bank.

The credit facility is subject to review on a semi-annual basis.  The next review will be undertaken on or before May 31, 2007.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

5.

Asset retirement obligations

The following table summarizes changes in the asset retirement obligations for the years ended December 31, 2006 and 2005:

	2006	2005
Asset retirement obligations, beginning of year	$3,473,144	$2,671,657
Liabilities incurred	1,684,394	745,691
Liabilities settled	(126,137)	(160,441)
Liabilities acquired	-	69,369
Liabilities disposed	(131,438)	-
Accretion expense	204,337	146,868
Asset retirement obligations, end of year	$5,104,300	$3,473,144

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $9,809,550 (2005 - $6,921,310).  These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2005 - 11 years).  The estimated future cash flows have been discounted at the credit-adjusted risk-free rate of 6.00% (2005 – 5.25%).  As at December 31, 2006 no funds have been set aside to settle these obligations.

6.

Income taxes

a)

 Future Income Tax Liability
Significant components of the future income tax liability are as follows:

	2006	2005
Temporary differences related to property and equipment and asset retirement obligations	$12,728,414	$12,441,035
Share issuance and financing costs	(233,014)	(425,714)
Temporary differences related to investments	(102,118)	(118,305)
	$12,393,282	$11,897,016

b)

Income Taxes Expense

Income taxes expense differs from that which would be expected from applying the combined Canadian federal and provincial income tax rate of  35.00% (2005 - 39.10%) to income before income taxes.  The difference results from the following:

	2006	2005
Expected Tax provision	$1,250,260	$6,073,572
Increases (decreases) resulting from:
Resource allowance	(1,052,048)	(2,507,882)
Non-deductible crown payments, net of Alberta Royalty Tax Credit	827,086	1,558,483
Change in tax rates	(1,057,731)	(422,640)
Large corporation and capital taxes	284,452	324,687
Non-deductible stock-based compensation	604,756	217,736
Other	(41,814)	87,039
	$814,961	$5,330,995

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

7.

Share capital

Authorized
   Unlimited number of voting common shares
  Unlimited number of non-voting preferred shares

Issued

Common shares:	2006		2005
	Number	Stated Value	Number	Stated Value
Balance, beginning of year	38,830,799	$42,906,253	38,471,234	$42,474,623
Stock options exercised for cash (Note 7[a])	551,102	855,598	546,167	452,058
Fair value of options excercised	-	216,008	-	51,717
Issued under employee share purchase plan (Note 7[b])	41,529	216,198	36,298	174,025
Normal Course Issuer Bids (Note 7[c])	(612,300)	(678,697)	(222,900)	(246,170)
Balance, end of year	38,811,130	$43,515,360	38,830,799	$42,906,253

a)

Stock Option Plan

Under the Company’s stock option plan, the Company may grant options to its directors, officers, employees, and consultants.  The maximum number of shares which may be reserved for issuance under the plan is 5,000,000 common shares.  The maximum number of shares which may be reserved for issuance to any one person under the plan is 5% of the issued common shares.  The plan also provides that the price at which options may be granted cannot be less than the market price of the common shares at the time the option is granted.  Options granted under the plan will have a term not exceeding ten years.  The vesting period is set by the Board of Directors at the time the options are granted.

A summary of the status of the Company's stock option plan, as of December 31, 2006 and 2005 and changes during the years then ending are as follows:

	2006		2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,604,667	$1.76	2,995,000	$1.49
Granted	1,240,000	5.60	217,500	3.28
Exercised	(551,102)	1.55	(546,167)	0.84
Cancelled	(66,665)	3.27	(61,666)	2.25
Outstanding, end of year	3,226,900	$3.24	2,604,667	$1.76

Options exercisable at year-end	2,001,896	$2.33	1,805,226	$1.39

The following table summarizes the stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$0.45	217,500	$0.45	3.1	217,500	$0.45
$0.77	275,000	0.77	4.2	275,000	0.77
$1.18 to $1.53	499,400	1.36	1.2	499,400	1.36
$2.30 to $2.75	865,000	2.31	2.7	576,664	2.31
$3.98 to $4.90	330,000	4.57	4.2	86,666	4.14
$5.24 to $5.74	1,040,000	5.73	4.3	346,666	5.73
Total	3,226,900	$3.24	3.3	2,001,896	2.33

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

b)

Employee Share Purchase Plan

The Company maintains an employee share purchase plan (the “Plan”), whereby the Company is authorized to match employees’ purchases under the Plan from a minimum of two percent to a maximum of five percent of the employees’ regular gross earnings, through the issuance of common shares of the Company, for all full-time employees.  Compensation expense is recognized when shares are issued under the Plan and an equal amount is recorded as share capital.  Shares are issued from Treasury to employees at the weighted average market price for the month immediately preceding the date of purchase of the Company’s shares.  The maximum number of common shares which can be issued under the plan is 500,000, of which 222,698 have been issued to December 31, 2006.  Compensation costs of $108,098 (2005 - $87,012) have been expensed as part of stock-based compensation.

c)

Normal Course Issuer Bid

Pursuant to Normal Course Issuer Bids, the Company acquired 612,300 (2005 – 222,900) common shares at an average price of $5.22 (2005 - $5.21) per share.  The excess of cost of reacquisition over stated value of $2,516,691 (2005 - $916,929) has been charged against retained earnings.  At December 31, 2006, a maximum of 3,316,500 common shares may be acquired by the Company until October 1, 2007 under the present Normal Course Issuer Bid.

d)

Stock-based Compensation Expense

The fair value of stock options granted during 2006 was estimated on the dates of grant using the Black-Scholes option-pricing method with the following assumptions:

Risk free interest rate of 3.79 to 4.26% (2005 - 3.12 to 3.48%)

Expected life of options of 3.5 to 4.5 years (2005 - 3.5 to 4.5 years)

Expected volatility of 81.24 to 87.52% (2005 - 67.47 to 70.69%)

Expected dividend rate of 0% (2005 - 0%)

Weighted average fair value per option granted of $3.54 (2005 - $2.25)

Compensation costs of $1,727,873 (2005 - $556,870) have been expensed resulting in the recognition of $1,727,873 (2005 - $556,870) of contributed surplus during 2006.

8.

Net income per share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year of 38,652,164 (2005 – 38,755,860).

A reconciliation of the denominators for the per share calculations is outlined below:

	2006	2005
Basic weighted average shares	38,652,164	38,755,860
Effect of dilutive stock options	1,127,898	1,789,440
Dilutive weighted average shares	39,780,062	40,545,300

The calculation of diluted net income per share does not include 1,165,000 (2005 – Nil) stock options, as the inclusion of these options would have been anti-dilutive.

There is no change in the numerator in the calculation of diluted net income per share for either year.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

9.

Financial instruments

a)

Fair Values

The fair values of the Company’s accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these financial instruments.  The fair value of investments at December 31, 2006 is $13,895,591 (2005 - $8,503,467).

The fair value of bank debt approximates its carrying value as it bears interest at market rates.

b)

Credit Risk

The majority of the Company’s accounts receivable are due from joint venture partners in the oil and gas industry and from purchasers of the Company’s oil and natural gas production.  The Company generally extends unsecured credit to these customers and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions.  Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit.  The Company has not experienced any credit loss in the collection of accounts receivable to date.

c)

Interest Rate Risk

The Company is exposed to interest rate cash flow risk to the extent that its bank debt is at a floating rate of interest.

d)

Commodity Price Risk

The nature of the Company’s operations results in exposure to fluctuations in commodity prices.  Management monitors commodity prices and initiates instruments to manage exposure to these risks when it deems appropriate.  Currently, no such instruments have been initiated.

e)

Currency Risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

10.

Commitments

The Company has obligations under operating leases for office space and transportation obligations as follows:

2007	$213,439
2008	170,648
2009	69,496
2010	69,496
2011	11,583

11.

United States accounting principles and reporting

The Company's consolidated financial statements have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principles generally accepted in the United States ("U.S. GAAP").  Significant differences between Canadian and U.S. GAAP are described in this note:

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

a)

Full Cost Accounting

In accordance with U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs, asset retirement obligations and applicable taxes.  Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that future revenues are undiscounted and use forecast pricing to determine whether an impairment exists and are on a before tax basis.  Any impairment amount is measured using the fair value of proved and probable reserves.

Depletion under U.S. GAAP is calculated by reference to proved reserves estimated using constant prices and costs.  Depletion under Canadian GAAP is calculated by reference to proved reserves estimated using future prices and costs.

In computing consolidated net income for U.S. GAAP purposes, the Company recorded additional depletion in prior years as a result of the application of the ceiling test.  These charges were not required under the Canadian GAAP ceiling test.  As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.  No ceiling test write-down is required under Canadian GAAP or U.S. GAAP as at December 31, 2006 and 2005.

b)

Income Taxes

Canadian GAAP previously required the Company to record potential future taxes using the deferral method.  However, the Canadian Institute of Chartered Accountants’ (CICA) accounting standard is now similar to U.S. GAAP.

Upon implementation of the new Canadian standard, retained earnings was decreased for temporary differences that had not previously been recognized.  Under U.S. GAAP, these temporary differences would have already been reflected in property and equipment, therefore further differences in depletion and depreciation expense results in subsequent years.

Under U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas under Canadian GAAP, substantively enacted tax rates are used.

c)

Flow-through Shares

U.S. GAAP requires the stated capital on flow-through share issuances to be equal to the estimated fair market value of the shares on the date of issue.  The difference between the gross proceeds received on the issuance of the shares and the estimated fair market value of the shares is recorded as a liability (“the Premium”).  Under Canadian GAAP, the gross proceeds received on flow-through share issuances are initially recorded as share capital.  The Premium recorded as a current liability under U.S. GAAP for 2006 is $Nil (2005 - $Nil).

When the tax deductions are renounced to subscribers, Canadian GAAP requires that the stated capital be reduced by and a future tax liability be recorded for the estimated future income taxes payable as a result of the renouncement. Under U.S. GAAP, when expenditures are incurred the future tax liability is recorded through a charge to income tax expense less the reversal of the Premium previously reported.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

d)

Investments

Under U.S. GAAP, the Company must classify investments in equity securities that have readily determinable fair values as either available for sale or held for trading.  The Company’s investments are classified as available for sale as they were not acquired and are not held principally for the purposes of selling them in the near term.  These available for sale investments are revalued at the end of each period based on their fair values and any unrealized gain or loss is recorded, net of tax effects, as a component of other comprehensive income in the period.

Additionally, U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources.  Canadian GAAP does not require similar disclosure.  Comprehensive income for U.S. purposes arose on valuing the Company’s investments at their fair market value.

e)

Variable Interest Entities

The CICA issued a standard effective for all periods beginning on or after November 1, 2004.  This standard requires variable interest entities to be consolidated by their primary beneficiary which is similar to the U.S. Financial Accounting Standards Board’s (FASB) Interpretation No. 46 “Consolidation of Variable Interest Entities.”

At December 31, 2006, the Company did not have any interests in variable interest entities.

f)

Share-based Payments

Under Canadian GAAP, compensation costs have been recognized in the consolidated financial statements based on the fair value of stock options granted to employees, officers and directors which follows similar recommendations under FASB Statement of Financial Accounting Standards (FAS) 123(R).  Under FAS 123(R), entities are required to use the grant-date fair value of the award in measuring the cost of employee services received in exchange for an equity award of equity instruments.  Compensation costs are required to be recognized over the requisite service period.  Forfeitures must be estimated.

For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date.  Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation costs over the vesting period.  Compensation costs are not recognized for equity instruments for which employees do not render the requisite service.

The Company elected to apply the modified prospective application in adopting FAS 123(R) on January 1, 2006.  Under the modified prospective application, FAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after January 1, 2006.  The adoption of FAS 123(R) did not result in restatement of prior periods.

g)

Consolidated Statement of Cash Flows

Under U.S. GAAP, separate subtotals within cash flow from operating activities are not presented.

h)

Consolidated Statement of Income

The Company presents the gross amount of petroleum and natural gas sales and the gross amount of royalty expenses.  Under U.S. GAAP, these items are combined and presented on a net basis.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

i)

Recent Accounting Pronouncements

i)

Accounting Changes and Error Corrections

Effective January 1, 2006 the Company adopted, for U.S. GAAP purposes, FAS 154 “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20 and FAS 3”.  FAS 154 requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so.  Previously, Opinion 20 required that voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change.  This standard did not have an impact on the consolidated financial statements.

ii)

Uncertain Tax Positions

As of January 1, 2007, the Company will be required to adopt, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements and requires certain disclosures of uncertain tax matters.  The Company is currently assessing the impact of this interpretation.

iii)

Fair Value Measurements

As of January 1, 2008, the Company is required to adopt, for U.S. GAAP purposes, FAS 157 “Fair Value Measurements”.  FAS 157 defines fair value, establishes a framework in measuring fair value and provides disclosure guidance.  This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various U.S. standards.  The Company is currently assessing the impact of this standard.

iv)

Financial Instruments

On January 1, 2007, the Company is required to adopt, for Canadian GAAP purposes, CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.  This Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how financial instrument gains and losses are to be presented.  The Company is assessing the impact of this new standard on its consolidated financial statements.

v)

Hedges

On January 1, 2007, the Company is required to adopt, for Canadian GAAP purposes, CICA Handbook Section 3865, “Hedges”.  This Section provides guidance on how to designate qualifying transactions as hedges for accounting purposes by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company is assessing the impact of this new standard on its consolidated financial statements.

vi)

Comprehensive Income

On January 1, 2007, the Company is required to adopt, for Canadian GAAP purposes, CICA Handbook Section 1530, “Comprehensive Income”.  This Section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income (similar to U.S. standards).  The Company is assessing the impact of this new standard on its consolidated financial statements.

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

j)

Summary of Significant Differences Between U.S. GAAP and Canadian GAAP

i)

Reconciliation of Consolidated Net Income Under Canadian GAAP to U.S. GAAP

	2006	2005
Net income under Canadian GAAP	$2,757,210	$10,202,438
U.S. GAAP adjustments
Depletion, depreciation & accretion	266,454	286,161
Future tax expense on flow-through share renouncements	-	(73,024)
Future income taxes	(133,247)	(529,616)
Net income under U.S. GAAP	$2,890,417	$9,885,959

Net income per share
Basic	$0.07	$0.26
Diluted	$0.07	$0.24

ii)

Statements of Comprehensive Income

	2006	2005
Net income under U.S. GAAP	$2,890,417	$9,885,959
Unrealized gain (loss) on investments, net of tax effect of $(690,146) (2005 - $36,333)	4,599,853	(172,359)
Comprehensive income	$7,490,270	$9,713,600

iii)

Condensed Consolidated Balance Sheets

	2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets	$12,590,893	$12,590,893	$15,458,139	$15,458,139
Investments	1,809,583	13,895,591	1,707,458	8,503,467
Property and equipment	127,425,551	126,253,266	114,901,195	113,462,456
	$141,826,027	$152,739,750	$132,066,792	$137,424,062

Current liabilities	$59,902,890	$59,902,890	$54,632,568	$54,632,568
Asset retirement obligations	5,104,300	5,104,300	3,473,144	3,473,144
Future income taxes	12,393,282	13,950,922	11,897,016	12,631,263
	77,400,472	78,985,112	70,002,728	70,736,975

Share capital	43,515,360	45,394,825	42,906,253	44,785,718
Contributed surplus	2,335,783	2,335,783	823,918	823,918
Retained earnings	18,574,412	15,838,353	18,333,893	15,464,627
Accumulated other comprehensive income	-	10,212,677	-	5,612,824
	64,425,555	73,781,638	62,064,604	66,687,087
	$141,826,027	$152,739,750	$132,066,792	$137,424,062

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

iv)

Non-cash working capital under U.S. GAAP

	2006	2005
Cash provided by (used for)
Accounts receivable	$ 2,826,962	$ (2,010,806)
Prepaid expenses	45,600	669,027
Accounts payable and accrued liabilities	(1,321,132)	3,549,166
Income taxes	(8,546)	253,339
Changes in non-cash working capital	$ 1,542,884	$ 2,460,726

GENTRY RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

About Gentry

Gentry is a Calgary-based oil and natural gas company active in the exploration, development and production of crude oil and natural gas in western Canada.  The Company has grown primarily through aggressive exploration and development of its lands.  Gentry trades on the TSX under the symbol “GNY” and currently has 38,849,110 common shares outstanding.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

R. Gordon McKay, Chief Operating Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:    www.gentryresources.com

Email:       gentry@gentryresources.com

Disclaimer:  Statements in this press release may contain forward-looking statements, including management’s assessment of future plans and operations and including expectations of future production and capital expenditures.  These statements are based on current expectations that involved numerous risks and uncertainties, which will cause actual results to differ from those anticipated.  These risks include, but are not limited to:  the risks of the oil and gas industry (e.g. operational risks in exploration, development and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), and price fluctuation.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.